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FILE No. 82-5023

September 7, 2004

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Sanix Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Sanix Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of the 26th Ordinary General Meeting of Shareholders (dated June 14, 2004) (Excerpt translation)
- Notice of Resolutions of the 26th Ordinary General Meeting of Shareholders (dated June 29, 2004)
- Consolidated/Non-Consolidated Financial Summary
  - For the first quarter ended June 30, 2004 - (dated August 5, 2004)

Yours truly,

Tadashi Ishii

Tadashi Ishii

Encl.
cc: Sanix Incorporated

9/16

(Excerpt translation)

June 14, 2004

To the Shareholders:

NOTICE OF
THE 26TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 26th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form, indicating your approval or disapproval of the propositions and affixing your seal thereto.

Yours very truly,

Shin-ichi Munemasa,
President and Representative Director

SANIX INCORPORATED

1-23, Hakata-eki-higashi 2-chome,
Hakata-ku, Fukuoka-shi

Description

1. Date and hour:

   June 29 (Tuesday), 2004, 10:00 a.m.

2. Place:

   8F Conference Room, Sanix Hakata Building,
   1-23, Hakata-eki-higashi 2-chome, Hakata-ku, Fukuoka-shi

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report of the business report, balance sheet and statement of income for the 26th business year (from April 1, 2003 to March 31, 2004).

   Matters to be resolved:

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 26th business year

   Proposition No. 2: Decrease of capital reserve and earned surplus reserve

   The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS " below.

   Proposition No. 3: Amendment to the Articles of Incorporation

   The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

   Proposition No. 4: Election of three Directors

   Proposition No. 5: Election of one Statutory Auditor

   Proposition No. 6: Granting of retirement gratuities to the retiring Directors and retiring Statutory Auditor

- - - - -

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2003 to March 31, 2004)

1. Overview of business activities:

(1) Developments and results of business activities:

During the business year under review, Japan has seen signs of moderate recovery of the economy. Corporate earnings improved due to increased exports and production, which have brought some improvement in capital expenditure, although the recovery was not strong enough to encourage major consumer spending.

In the environmental sanitation industry, people's interest in the maintenance of houses and buildings remained very strong but consumers have become more severe in the selection of service providers. To be chosen by such demanding customers, stronger appealing and selling powers of products, enhanced abilities of sales representatives to respond to customers' requests and more customer-oriented marketing attitudes were necessary.

Under these circumstances, the Company reinforced its customer-oriented marketing approach in the environmental sanitation business and devoted its energy into acquisition of new customers, while improving the customer management system for existing customers. In the field of environmental resources, the Tomakomai Power Plant, the Company's core resource-recycling power generation system, started commercial operation in August 2003. The Company has striven for stable operation of the plant and gradual increase in electric power sales volume. In the second half of the business year, the Company also strove to lower the break-even point by various cost reduction measures and other fundamental restructuring of the profit structure and improvement of sales productivity, in order to create an operating structure capable of returning to profitable operations in the following business year.

Sales by division are set forth below:

In the Home Sanitation Division, sales have been on a track of recovery since sales extremely deteriorated in the fourth quarter of the previous business year. As a result of the Division's continued efforts to find new customers, shrinkage of sales of Termite Eradication Services, which depend largely on new customers, could be minimized to 6.5% from the previous business year. However, in the course of the Division's shift from dependency on existing customers to exploration of new customers, sales of the Home Reinforcement System and the Under-floor and Under-roof Ventilation System businesses, which have been largely supported by existing customers, decreased significantly. Consequently, the Division as a whole had a hard time. However, the extent of the sales decrease became smaller every quarter and sales during the fourth quarter (January 1, 2004 to March 31, 2004)

increased 2.3% from the corresponding period of the previous business year. As a result, sales in the Division amounted to ¥28,037 million, a 19.2% decrease from the previous business year.

In the Establishment Sanitation Division, while sales from maintenance businesses of exterior wall painting and waterproofing works for buildings and apartment houses remained almost the same as in the previous business year, new customers could not be acquired as planned. Sales from the Water Activator Installation service saw sluggish growth. Sales in the Division amounted to ¥7,190 million, an 11.1% decrease from the previous business year.

In the Environmental Resources Development Division, the marketing of waste plastic bailing machines to business operators discharging waste plastics contributed to an increase in sales revenues. Sales of the incineration business also increased mainly due to improved operation efficiency. On the other hand, sales revenues from the organic liquid waste processing business decreased as its plant could only process a limited amount of waste during the equipment improvement work. Sales in the Division amounted to ¥7,863 million, a 4.9% increase from the previous business year.

As a result, net sales of the Company for the business year under review amounted to ¥43,091 million, a 14.3% decrease from the previous business year.

With regard to profit, although the break-even point of the entire divisions could be lowered in the second half of the business year, ordinary loss amounted to ¥4,581 million (an ordinary loss of ¥2,692 million for the previous business year), mainly due to a significant loss caused by the prolonged adjustment of facilities in the Tomakomai Power Plant in the Environmental Resources Development Division, decreased sales in the Home Sanitation Division and decreased profit in the Establishment Sanitation Division. In addition, the Company reckoned upon a revaluation loss of shares of its wholly owned subsidiary Sanix Energy Incorporated and reversed the whole provision of deferred tax assets to improve its financial health. Consequently, net loss amounted to ¥7,281 million (a net loss of ¥3,507 million for the previous business year).

Net sales by division are set forth below:

Business Division	25h business year (from April 1, 2002 to March 31, 2003)		26h business year (current year) (from April 1, 2003 to March 31, 2004)		Increase or decrease from the previous business year	
	Amount	Composi -tion ratio	Amount	Composi- tion ratio	Amount of Increase or decrease	Increase/ decrease ratio
	(thousand yen)	(%)	(thousand yen)	(%)	(thousand yen)	(%)
Home Sanitation	34,708,317	69.0	28,037,656	65.1	(-) 6,670,660	(-) 19.2
Establishment Sanitation	8,085,061	16.1	7,190,399	16.7	(-) 894,662	(-) 11.1
Environmental Resources Development	7,496,280	14.9	7,863,504	18.2	367,224	4.9
Total	50,289,659	100.0	43,091,560	100.0	(-) 7,198,098	(-) 14.3

(2) State of capital investment and state of fund procurement:

(i) State of capital investment:

Capital investment made during the business year under review totaled ¥1,179 million and was principally used for the following:

Investment relating to new plants for the Environmental Resources Development Business:

(completed)	Plants for processing organic waste water (Kitakyushu-shi)	¥373 million
(completed)	Tomakomai Electric Power Plant (Tomakomai-shi)	¥713 million

(ii) State of fund procurement:

All funds required for the foregoing capital investment were covered by loans.

(3) Future challenges:

It is expected that consumer spending will remain weak and cost reduction efforts by companies will continue in the next business year. In such conditions, the Company will continue its efforts to recover its businesses into profitable operation. The cost reduction measures and other serious organizational reforms implemented in the second half of the business year under review will be further strengthened. Sales offices in the Home Sanitation Division and the Establishment Sanitation Division will be consolidated or closed to improve the sales efficiency and profitability and the break-even point will be further lowered. The Home Sanitation Division achieved a sales increase in the fourth quarter (January 1 to March 31, 2004) compared to the corresponding period of the previous business year, after consecutive decreases for one year and six months. It will continue pursuing its marketing approach closely connected to the community in the next business year and enhance the sales ability of employees to recover its performance. In the Environmental Resources Development Division, huge advance cost was needed in the Tomakomai Power Plant in connection with trial operation and adjustments during previous years. This advance cost will be reduced significantly in the next business year as the completed resource-recycling power generation system will be operated effectively and efficiently. The Environmental Resources Development Division will improve its profitability by stable and continuous high-load operation of the plant and by increasing sales revenues from waste plastic processing into fuel for power generation.

As a means to strengthen its corporate governance, the Company has adopted an executive officer system. Each executive officer will manage business in accordance with the decisions made by the Board of Directors, whereby clearly dividing the functions of the

Board of Directors and executive officers.

The Company cordially seeks the continued support and guidance of the shareholders.

(4) Recent business performance and assets:

(thousand yen, unless otherwise indicated)

Item	Business year 23rd (from April 1, 2000 to March 31, 2001)	24th (from April 1, 2001 to March 31, 2002)	25th (from April 1, 2002 to March 31, 2003)	26th (current year) (from April 1, 2003 to March 31, 2004)
Net sales	54,411,737	59,180,638	50,289,659	43,091,560
Ordinary income	7,264,700	7,766,626	(-) 2,692,101	(-) 4,581,519
Net income	3,115,711	4,034,631	(-) 3,507,765	(-) 7,281,069
Net income per share (yen)	76.17	98.59	(-) 87.01	(-) 183.32
Total assets	55,546,255	60,041,188	60,319,741	54,483,959
Net assets	41,540,374	44,647,679	38,566,862	30,993,110

(Notes) (Translation omitted)

2. Outline of the Company (as of March 31, 2004)

(1) Major businesses:

The Company's principal objective is to provide pest control and sanitation services. The Company operates its business through three principal divisions: Home Sanitation Business Division which mainly provides pest control and sanitation installation services for the home; Establishment Sanitation Business Division which mainly provides pest control and sanitation installation services for companies and other institutions; and Environmental Resources Development Business Division which mainly engages in disposal of industrial wastes. The main businesses by division are set forth below:

Business Division	Main businesses
Home Sanitation	House reinforcement system installation services for the home, termite prevention and extermination services and other pest control and sanitation services for the home, underfloor and under-the-roof ventilation system installation services and humidity absorbing materials installation and treatment services.
Establishment Sanitation	Pest prevention and extermination services and other pest control and sanitation services for offices, water supply maintenance system installation services and other services for offices and buildings.
Environmental Resources Development	Reduction in volume and detoxication of industrial waste, reduction in volume and use as fuel of waste plastic and reduction in volume, detoxication and recycling of organic waste water.

(2) Main offices and plants:

(Translation omitted)

(3) State of shares:

1) Total number of shares authorized to be issued by the Company: 163,500,000 shares

2) Total number of issued shares: 40,920,752 shares

3) Number of shareholders: 14,683 persons (Decrease of 2,452 persons from the end of the previous business year)

4) Number of shares to constitute one unit: 100 shares

5) Principal shareholders:

Name	Shares in the Company held by Shareholder		Shares in Shareholder held by the Company	
	(shares)	Ratio of voting rights (%)	(shares)	Ratio of voting rights (%)
Bion Co., Ltd.	8,653,015	21.9	-	-
Shin-ichi Munemasa	7,225,609	18.3	-	-
Sanix Employee Stockholders Association	1,844,403	4.7	-	-
Hiroshi Munemasa	1,693,500	4.3	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	1,161,700	2.9	-	-
Japan Trustee Services Bank, Ltd. (Trust account)	1,085,500	2.8	-	-
Trust & Custody Services Bank Ltd. (Trust account)	748,700	1.9	-	-
The Bank of New York Jazdic Treaty Account	586,800	1.5	-	-
The Nishi-Nippon Bank, Ltd.	536,250	1.4	223,540	0.0
Morgan Stanley & Company International Limited	386,200	1.0	-	-

(Note) (Translation omitted)

(4) Acquisition, disposition and possession by the Company of its own shares

1) Acquisition of shares:
   Shares of common stock 1,220 shares
   Total acquisition prices ¥1,038,000

2) Disposition of shares:
   Shares of common stock 200 shares
   Total disposition prices ¥153,000

3) Shares held as of March 31, 2004:

   Shares of common stock 1,204,154 shares

(5) State of stock acquisition rights:

1) Stock acquisition rights issued:

1.	Number of stock acquisition rights:	25,538 rights
2.	Class of shares to be issued or transferred upon exercise of stock acquisition rights:	Shares of common stock of the Company
3.	Number of shares to be issued or transferred upon exercise of stock acquisition rights:	2,553,800 shares
4.	Issue price of a stock acquisition right:	Free of charge

2) Stock acquisition rights issued to parties other than shareholders on specifically favorable conditions during the business year under review:

1.	Number of stock acquisition rights issued:	25,538 rights (100 shares per stock acquisition right)
2.	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:	
	Shares of common stock of the Company:	2,553,800 shares
3.	Issue price of a stock acquisition right:	Free of charge

4. Terms and conditions of the exercise of stock acquisition rights:

Amount per share to be paid in upon exercise of a stock acquisition right:	¥753
Period for exercising stock acquisition rights:	July 1, 2005 through June 29, 2007

(i) Any grantee of stock acquisition rights shall remain in office as director, statutory auditor or employee of the Company or its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement or any other good reason.

(ii) No heir to any grantee of stock acquisition rights may exercise his/her rights.

(iii) Any other term and condition shall be as stipulated in an "agreement for granting stock acquisition rights".

5. Events and conditions to cancel stock acquisition rights:

(i) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

(ii) In the event that any grantee of stock acquisition rights ceases to meet the conditions to exercise his/her stock acquisition rights, the Company may cancel the relevant stock acquisition rights without consideration.

6. Content of the favorable condition:

   The Company issued stock acquisition rights to the Directors, Statutory Auditors and employees of the Company and the directors and employees of its subsidiaries, free of charge.

7. Names of the grantees of stock acquisition rights and the numbers thereof:

   (Translation omitted)

(6) State of employees:

Number of employees	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
3,368	- 418	34.7	4.8

(Notes) (Translation omitted)

(7) State of major business affiliations:

(i) State of major subsidiaries:

Name of Company	Capital stock	Shareholding ratio (%)	Principal businesses
Sunaim Incorporated	¥20,000 thousand	100.0	Manufacture and sale of pharmaceuticals and quasi-pharmaceuticals and lease of vehicles.
E D I Co., Ltd.	¥50,000 thousand	100.0	Sale of byproducts from wastes, including fuels and fuel additives.
Sanix Energy Incorporated	¥350,000 thousand	100.0	Power generation by use of plastic fuels and sale of electricity.
Sanix Software Design Incorporated	¥40,000 thousand	100.0	Outsourcing of information systems and the development and sale of software on consignment.
Energy Development Institute Co., Ltd.	¥10,000 thousand	100.0	Sale of byproducts from wastes, including fuels and fuel additives.

(ii) Development of business affiliations:

1. Sanix Software Design Incorporated was established in April 2003.
2. E D I Co., Ltd. (currently, Energy Development Institute Co., Ltd.) was established in September 2003.
3. In November 2003, Energy Development Institute Co., Ltd. changed

its trade name to E D I Co., Ltd. and E D I Co., Ltd. changed its trade name to Energy Development Institute Co., Ltd.

(iii) Results of business affiliations:

Net sales and net loss on a consolidated basis for the business year under review amounted to ¥43,987 million (down ¥6,370 million from the previous business year) and ¥7,099 million (net loss of ¥3,462 million for the previous business year), respectively.

(8) Principal lenders:

Lenders	Balance of borrowings	Number of shares of the Company's common stock held by Lenders	
	(million yen)	(shares)	Ratio of voting rights (%)
The Nishi-Nippon Bank, Ltd.	3,655	536,250	1.4
The Shinwa Bank, Ltd.	2,949	351,000	0.9
UFJ Bank Limited	2,800	1,100	0.0
The Bank of Tokyo-Mitsubishi, Ltd.	1,850	-	-
The Yamaguchi Bank, Ltd.	1,600	-	-
The Bank of Fukuoka, Ltd.	500	-	-

(9) Directors and Statutory Auditors:

Title	Name
President (Representative Director)	Shin-ichi Munemasa
Managing Director	Iwao Yanai
Managing Director	Masayoshi Tatsukawa
Managing Director	Kazunobu Zaitsu
Managing Director	Yoshiyuki Maeda
Managing Director	Kozo Inoue
Managing Director	Koji Umeda
Director	Keiji Murakami

Title	Name
Director	Shigeaki Shigeta
Director	Seiichi Marumoto
Director	Yoshikazu Ikegaki
(Full-time) Statutory Auditor	Masayoshi Fukuzawa
(Full-time) Statutory Auditor	Shigeo Oba
Statutory Auditor	Genichiro Yasui
Statutory Auditor	Takao Komori

(Notes) (Translation omitted)

(10) Material matters relating to the state of Company which occurred subsequent to the closing of accounts:

None.

BALANCE SHEET
(As of March 31, 2004)

ASSETS (thousand yen)

Current assets:	5,569,360
Cash on hand and in banks	1,234,067
Trade notes receivable	123,820
Trade accounts receivable	2,817,515
Merchandise	14,906
Semi-finished goods	276,549
Raw materials	591,786
Supplies	147,117
Prepaid expenses	126,526
Other accounts receivable	47,555
Other current assets	250,014
Allowance for doubtful accounts	(60,500)
Fixed assets:	48,914,599
Tangible fixed assets:	43,567,881
Buildings	8,199,981
Structures	2,445,751
Machinery and equipment	15,947,478
Vehicles and transportation equipment	2,030
Tools, furniture and fixtures	216,937
Land	16,755,702
Intangible fixed assets:	81,375
Telephone subscription rights	71,998
Others	9,377
Investment and other assets:	5,265,341
Investment securities	1,184,112
Investment in subsidiaries' stock	154,000
Investment in capital	91,231
Long-term prepaid expenses	360,395
Deposit and guaranty	1,812,800
Membership rights	242,236
Others	1,903,073
Allowance for doubtful accounts	(482,509)
TOTAL ASSETS	54,483,959

LIABILITIES

Current liabilities:	12,752,878
Trade notes payable	319,681
Trade accounts payable	537,598
Short-term loans	3,200,000
Current maturities of long-term loans	2,779,590
Current maturities of bonds	200,000
Other accounts payable	2,244,523
Accrued expenses	1,345,675
Accrued corporate taxes	153,246
Accrued business facility taxes	24,152
Accrued consumption taxes	513,846
Advance received	92,189
Deposits received	208,482
Unearned income	29,580
Accrued bonuses	234,530
Reserve for recycling expenses	869,782
Long-term liabilities:	10,737,969
Bonds	700,000
Long-term loans	7,734,500
Deferred tax liabilities	22,314
Long-term accounts payable	452,000
Leasehold deposits received	201,984
Reserve for employee retirement benefits	1,627,170
TOTAL LIABILITIES	23,490,848

SHAREHOLDERS' EQUITY

Capital:	12,533,820
Additional paid-in capital:	15,853,954
Capital reserve	15,853,954
Retained earnings:	4,179,622
Earned surplus reserve	395,279
Voluntary reserve	9,365,908
Reserve for special depreciation	365,908
General reserve	9,000,000
Undisposed loss for the year	5,581,566
Revaluation difference of stocks:	33,472
Treasury stock:	(1,607,758)
TOTAL SHAREHOLDERS' EQUITY	30,993,110
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	54,483,959

(Note) The figures are given by disregarding fractions of a thousand yen.

STATEMENT OF INCOME

(For the period from April 1, 2003 to March 31, 2004)

(thousand yen)

Ordinary income and expenses		
Operating income and expenses:		
Operating revenue		
Net sales		43,091,560
Operating expenses		
Cost of sales	21,632,064	
Selling, general and administrative expenses	25,068,794	46,700,859
Operating loss		**3,609,298**
Non-operating income and expenses:		
Non-operating income		
Interest received	8,722	
Dividends received	29,417	
House rent	816,460	
Others	123,244	977,845
Non-operating expenses		
Interest paid	207,396	
Commissions paid	4,904	
Rental expense	1,704,173	
Others	33,591	1,950,066
Ordinary loss		**4,581,519**
Extraordinary income and losses		
Extraordinary income:		
Gain on sale of fixed assets	4,617	
Premium income	3,451	
Gain on sale of investment securities	21,101	29,169
Extraordinary losses:		
Loss on retirement of fixed assets	18,919	
Loss on termination of lease agreements	7,455	
Loss on sale of fixed assets	10,140	
Loss on sale of investment securities	54,873	
Revaluation loss of investment securities	35,878	
Revaluation loss of subsidiaries' stock	316,000	
Revaluation loss of membership rights	19,780	
Retirement gratuities for officers	6,090	

Expense of office restructuring	212,565	681,703
Loss before tax for the year		**5,234,052**
Corporate, inhabitant and enterprise taxes	142,000	
Interperiod tax allocation	1,905,016	2,047,016
Net loss for the year		**7,281,069**
Unappropriated retained earnings brought forward from the previous year		1,699,503
Undisposed loss for the year		**5,581,566**

(Note) The figures are given by disregarding fractions of a thousand yen.

1. Significant accounting policies:

(1) Methods and basis for evaluation of marketable securities:

(i) Investment in subsidiaries' stock: At cost, determined by the moving average method.

(ii) Other marketable securities:

Securities with market value:
At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.).

Securities without market value:
At cost, determined by the moving average method.

(2) Basis and methods for evaluation of inventories:

(i) Merchandise, semi-finished goods and raw materials:
At cost, determined by the moving average method.

(ii) Supplies: At cost, determined by the last cost method.

(3) Method of depreciation of fixed assets:

(i) Tangible fixed assets: By the declining-balance method.

(ii) Intangible fixed assets: By the straight line method.

However, depreciation of software for use by the Company is made by the straight line method based on the useful life (five years) within the Company.

(4) Method of treatment of deferred assets:

(i) Development expenses are all treated as expenses upon payment thereof.

(ii) Bond issuing expenses are all treated as expenses upon payment thereof.

(5) Basis for providing allowances:

(i) Allowance for doubtful accounts:

To provide for losses on doubtful accounts outstanding as of the end of the business year, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credits, including

possible non-performing credits and claims.

(ii) Accrued bonuses:

To provide for the payment of bonuses to employees, an amount is set aside based on an anticipated amount.

(iii) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides a reserve estimated to have accrued as of the end of the business year, based on estimated retirement benefit obligations and the estimated amount of plan assets as of the end of the business year.

Any actuarial difference accruing for any business year is treated as expenses in a lump sum for the next following business year.

(iv) Reserve for recycling expenses:

To provide for expenses relating to conveyance and storage of waste plastic recyclable as fuels stored as of the end of the business year, the Company sets aside an amount estimated to accrue in the future.

The reserve is as stipulated in Article 43 of the Regulations to Enforce the Commercial Code of Japan.

(6) Method of treatment of lease transactions:

Finance lease transactions, other than those in which ownership of leased property is deemed to pass to its lessee, are treated similarly to the manner in which ordinary lease transactions are treated.

(7) Method of hedge accounting:

A special approach is applicable to interest swaps as such interest swaps meet the requirements thereof.

(8) Other matter important for the shareholders' reference:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

2. Notes to the Balance Sheet

(1)	Short-term money loans to subsidiaries	¥3,912 thousand
	Long-term money loans to subsidiaries	¥1,500,000 thousand
	Short-term money loans from subsidiaries	¥284,149 thousand

(2) Accumulated depreciation of tangible fixed assets: ¥12,853,304 thousand

(3) Short-term money loans to Directors, etc. ¥2,492 thousand

Short-term money loans from Directors, etc. ¥6,536 thousand

(4) Investment in capital includes ¥88,357 thousand of investment in subsidiaries' stock.

(5) Assets provided as collateral:

Buildings	¥4,642,979 thousand
Structures	¥92,251 thousand
Machinery and equipment	¥601,720 thousand
Tools, furniture and fixtures	¥4,324 thousand
Land	¥11,383,046 thousand
Time deposits	¥35,000 thousand

(6) Guarantee obligations:

Case in dispute:

On September 17, 2003, Kajima Corporation ("Kajima") appealed to the Hokkaido Construction Work Dispute Investigation Committee (the "Committee") for arbitration on the payment by the Company for the construction work of the preprocessing facilities (¥399,000 thousand), the construction work of facility improvements (¥325,500 thousand) and cleaning work expense (¥17,417 thousand) at its Tomakomai Power Plant.

On November 5, 2003, the Company submitted to the Committee an answer alleging that the Company withheld the payment for the construction work of the preprocessing facilities by Kajima at its Tomakomai Power Plant due to the defects in its design and works and was not liable for the payment for the construction work of facility improvements and cleaning work expense because those works had been done to perform Kajima's obligations to repair the defects.

Furthermore, on December 5, 2003, the Company filed with the Committee a counterclaim against Kajima for damages for the defects in the facilities under the construction work contract.

On April 20, 2004, Kajima filed a petition for additional payment for the construction work of facility improvements (¥34,419 thousand) at its Tomakomai Power Plant.

(7) The Company uses cars for marketing activities and other vehicles, all computers and part of office equipment under lease agreements, in addition to the fixed assets reported in the balance sheet.

(8) Increased net assets as stipulated in Article 124, item 3 of the Regulations to Enforce the Commercial Code of Japan: ¥33,472 thousand

3. Notes to the Statement of Income

(1) Volume of transactions with subsidiaries:

Sales amount:	¥768 thousand
Purchase amount:	¥1,641,033 thousand
Other operating expenses	¥1,447,479 thousand
Amount of transactions other than trading:	¥551,736 thousand

(2) Net loss per share: ¥183.32

Net loss per share is calculated on the basis of the following data:

Net loss on the statement of income:	¥7,281,069 thousand
Net loss related to shares of common stock:	¥7,281,069 thousand
Average number of shares of common stock outstanding during the business year under review:	39,717,129 shares

4. Reserve for employee retirement benefits

(1) Matters concerning retirement benefit obligations (as of March 31, 2004)

1.	Retirement benefit obligations	(-) ¥2,640,306 thousand
2.	Plan assets	¥962,797 thousand
3.	Unrecognized difference upon restatement of the accounts	-
4.	Unrecognized past service liability	-
5.	Unrecognized actuarial differences	¥50,338 thousand
6.	Reserve for employee retirement benefits	(-) ¥1,627,170 thousand

(2) Matters concerning the basis for calculating retirement benefit obligations, etc.

1.	Discount rate	1.5%
2.	Rate of expected investment yields	1.5%
3.	Method of periodic allocation of estimated amounts of retirement benefits	Periodic flat-rate formula

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Undisposed loss for the year:	5,581,566,078
Reversal of general reserve:	7,500,000,000
Reversal of reserve for special depreciation	365,908,967
Total:	2,284,342,889
To be appropriated as follows:	
Dividends ¥10 per share	397,165,980
Unappropriated retained earnings carried forward	1,887,176,909

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 8, 2004

To: The Board of Directors
SANIX INCORPORATED

CHUOAOYAMA AUDIT CORPORATION

By Kazuko Fujita (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Hiroshi Aono (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provision of Article 2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting), proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 26th business year of SANIX INCORPORATED (the "Company") covering the period from April 1, 2003 to March 31, 2004. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts of the Company. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

Copy of the Board of Statutory Auditors' Audit Report

May 11, 2004

AUDIT REPORT

Mr. Shin-ichi Munemasa,
President and Representative Director
SANIX INCORPORATED

The Board of Statutory Auditors
SANIX INCORPORATED

Masayoshi Fukuzawa (seal)
(Full-time) Statutory Auditor

Shigeo Oba (seal)
(Full-time) Statutory Auditor

Genichiro Yasui (seal)
Statutory Auditor

Takao Komori (seal)
Statutory Auditor

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 26th business year from April 1, 2003 to March 31, 2004, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Company's Account Auditors to render reports and accounts and examined the financial statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method of audit, whenever necessary, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, CHUOAOYAMA AUDIT CORPORATION, are proper;

(2) That the business report presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements present fairly the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find no breach of duties on the part of the Directors.

(Note) Statutory Auditor Genichiro Yasui and Statutory Auditor Takao Komori are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

394,283 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 26th business year

The proposed appropriation of retained earnings is as set forth on page 21 hereof.

With regard to dividends for the business year under review, although the Company made a loss, management proposes to pay a dividend of ¥10 per share, by reversing part of general reserve.

Management, seriously reflecting on the disappointing business results, declines to receive bonuses for officers.

Proposition No. 2: Decrease of capital reserve and earned surplus reserve

To be able to carry out capital policies in the future, management hereby proposes that the Company decrease the capital reserve of ¥15,853,954,032 by ¥12,720,498,924 to ¥3,133,455,108 and decrease the entire earned surplus reserve of ¥395,279,613.

Proposition No. 3: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" (2003 Law No. 132) of Japan as of September 25, 2003, which authorizes a company to acquire its own shares by resolution of its board of directors pursuant to the provision of its articles of incorporation, it is hereby proposed that a new Article 6 (Acquisition by the Company of its own shares) be established in the Articles of Incorporation to allow the Company to implement its capital policies with agility.

(2) In accordance with the amendment as proposed herein, management hereby proposes to change the numbering of the Articles of Incorporation.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows (only the Articles subjected to amendment are described):

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	(Acquisition by the Company of its own shares) Article 6. The Company may, by resolution of the Board of Directors, purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.
Article 6. ~ Article 38. (Descriptions omitted)	Article 7. ~ Article 39. (Same as existing)

Proposition No. 4: Election of three Directors

Directors Messrs. Masayoshi Tatsukawa, Yoshiyuki Maeda and Shigeaki Shigeta will resign at the close of the Ordinary General Meeting of Shareholders to be convened hereby. It is therefore proposed that three (3) Directors be elected.

The term of office of the Directors to be elected hereby shall expire at such time as the term of office of the other Directors currently in office shall expire, pursuant to the Articles of Incorporation of the Company.

The candidates for Directors are as follows:

No.	Name (Date of birth)	Number of shares of the Company held by Candidate
1.	Yukiyoshi Matsukawa (July 1, 1954)	29,100 shares
2.	Fumio Honda (January 13, 1962)	150 shares
3.	Tatsuya Fukushima (November 24, 1960)	0 shares

(Note) There is no special interest between each of the candidates and the Company.

Proposition No. 5: Election of one Statutory Auditor

Statutory Auditor Mr. Shigeo Oba will resign at the close of the Ordinary General Meeting of Shareholders to be convened hereby. It is therefore proposed that one (1) Statutory Auditor be elected.

The term of office of the Statutory Auditor to be elected hereby shall expire at such time as the term of office of the other Statutory Auditors currently in office shall expire, pursuant to the Articles of Incorporation of the Company.

The Board of Statutory Auditors has consented to this proposition.

The candidate for Statutory Auditors is as follows:

Name (Date of birth)	Number of shares of the Company held by Candidate
Masatake Shuto (November 23, 1941)	0 share

(Note) There is no relation of special interest between the candidate and the Company.

Proposition No. 6: Granting of retirement gratuities to the retiring Directors and retiring Statutory Auditor

It is proposed that retirement gratuities be granted to Directors Messrs. Masaaki Tatsukawa, Yoshiyuki Maeda and Shigeaki Shigeta and Statutory Auditor Mr. Shigeo Oba who will resign at the close of the Ordinary General Meeting of Shareholders to be convened hereby, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors in respect of the retiring Directors and to consultation among the Statutory Auditors in respect of the retiring Statutory Auditor, respectively.

- END -

FILE No. 82-5023

(Translation)

June 29, 2004

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 26TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 26th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as follows:

Yours very truly,

Shin-ichi Munemasa
President and Representative Director

SANIX INCORPORATED
1-23, Hakata-eki Higashi 2-chome,
Hakata-ku, Fukuoka-shi

Description

Matters for reporting:

Report of the business report, balance sheet and statement of income for the 26th business year (from April 1, 2003 to March 31, 2004).

The particulars of the above accounting documents were reported to the meeting.

Matters for resolution:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 26th business year

The proposition was approved and adopted as proposed. The dividend for the year was determined as ¥10 per share.

Proposition No. 2: Decrease of capital reserve and earned surplus reserve

The proposition was approved and adopted as proposed that the Company decrease

the capital reserve of ¥15,853,954,032 by ¥12,720,498,924 to ¥3,133,455,108 and decrease the entire earned surplus reserve of ¥395,279,613.

Proposition No. 3: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 4: Election of three Directors

The proposition was approved and adopted as proposed. Messrs. Yukiyoshi Matsukawa, Fumio Honda and Tatsuya Fukushima were newly elected as Directors and assumed office.

Proposition No. 5: Election of one Statutory Auditor

The proposition was approved and adopted as proposed. Mr. Masatake Shuto was newly elected as Statutory Auditor and assumed office.

Proposition No. 6: Granting of retirement gratuities to the retiring Directors and retiring Statutory Auditor

The proposition was approved and adopted as proposed that retirement gratuities be granted to Messrs. Masaaki Tatsukawa, Yoshiyuki Maeda and Shigeaki Shigeta, who were resigning from office as Directors at the close of the Ordinary General Meeting of Shareholders and Mr. Shigeo Oba, who was resigning from office as Statutory Auditor at the close of the Ordinary General Meeting of Shareholders, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors in respect of the retiring Directors and to consultation among the Statutory Auditors in respect of the retiring Statutory Auditor, respectively.

- END -

FILE No. 82-5023

SANIX

SANIX INCORPORATED

Consolidated/Non-Consolidated

Financial Summary

For the first quarter ended June 30, 2004

The financial figures in this document are based on Japanese Accounting Standards and accompanying laws. This document is an English translation of the Japanese-language original.

August 5, 2004

Consolidated Financial Statements

For the first quarter ended June 30, 2004

SANIX INCORPORATED

Stock Listed: Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange

Code No.: 4651

URL: http://www.sanix.co.jp

Headquarters: 2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN

TEL: 81-92-436-8870 / FAX: 81-92-436-8871

President and CEO Shin-ichi Munemasa

Contact: Kozo Inoue, Managing Director, Administration Department, Management and Planning Division

Use of simplified accounting methods: None

Change in accounting methods from recent fiscal years: None

Change in application range of consolidation and equity method: None

Consolidated Financial Highlights for the first quarter ended June 30, 2004

(1) Consolidated Operating Results (Millions of Yen)

	First quarter from April 1 to June 30				Fiscal year ended March 31
	FY2005	**% change**	FY2004	% change	FY2004
Net Sales	**11,748**	**(0.8)**	11,649	—	43,987
Operating Income	**(181)**	—	(1,865)	—	(4,698)
Recurring Profit	**(182)**	—	(1,826)	—	(4,661)
Net Income	**(219)**	—	(2,231)	—	(7,099)
Net Income per Share(¥)	**(¥5.52)**	—	¥56.19	—	(¥178.77)
Net Income per Share, Diluted(¥)	—	—	—	—	—

Note: Percentages indicate the increase and decrease compared with the previous first quarter ended June 30, 2003.

(2) Consolidated Financial Position (Millions of Yen)

	As of June 30		As of March 31
	FY2005	FY2004	FY2004
Total Assets	**54,430**	60,307	55,245
Shareholders' Equity	**30,776**	36,192	31,377
Shareholders' Equity Ratio (%)	**56.5%**	60.0%	56.8%
Shareholders' Equity per Share (¥)	**¥774.90**	¥911.25	¥790.01

(3) Consolidated Financial Cash Flows

(Millions of Yen)

	First quarter from April 1 to June 30		Fiscal year ended March 31
	FY2005	FY2004	FY2004
Cash Flows from Operating Activities	**600**	55	(647)
Cash Flows from Investing Activities	**164**	(28)	(866)
Cash Flows from Financing Activities	**(545)**	80	755
Balance of Cash and Cash Equivalents at End of Period	**1,698**	2,346	1,479

(4) Forecasts for Consolidated Business Results

For the fiscal year ending March 31, 2005

(Millions of Yen)

	First Half as of September 30	Full Year ending March 31
	FY2005	
Net Sales	24,000	46,800
Recurring Profit	150	1,000
Net Income	40	830
Net Income per Share(¥)	¥1.00	¥20.90

Note: Forecasts above are based on assumptions, prospects and plans as of the date of this document. Actual results may differ significantly from these forecasts, due to various factors affecting the Company's business performance, such as change in economical conditions.

Business Results

For the first quarter ended June 30, 2004

Earnings

During the first quarter ended June 30, 2004, the Japanese economy strengthened the pace of recovery, with improved corporate performance and expanded capital expenditure, as well as signs of recovery in personal spending.

In the environmental sanitation industry, people's interest in the maintenance of houses and buildings remained very strong, but consumers have become more severe in selecting a service provider. To be chosen by such demanding customers, we needed greater appeal and selling power of our products, enhanced ability of sales representatives to respond to customers' requests, and a more customer-oriented marketing attitude.

Under these circumstances, the Sanix Group continued its efforts to restore its businesses to profitable operation. Measures for productivity improvement and cost reduction, and other serious organizational reforms implemented in the second half of fiscal 2003, were further strengthened. We consolidated or closed 31 sales offices (17 in the HS Division, 14 in the ES Division) to improve sales efficiency and profitability. In the Environmental Resources Development Division, the Sanix Energy Tomakomai Power Plant (Tomakomai, Hokkaido), which entered commercial operation in August last year, has striven for stable operation and increased power sales volumes. In addition, the ERD Division strove to improve profitability of its resource-recycling power generation system by increasing sales revenues from the business of processing waste plastic into fuel for power generation.

Consequently, sales by the HS Division decreased slightly from the same period of the previous year. Sales by the ES Division decreased and sales by the ERD Division increased significantly. Sales by the entire Group increased 0.8% from the same period of the previous year to 11,748 million yen. Operating profit by the HS Division increased significantly and the ES Division returned to profitable operation, supported by our continued cost reduction and productivity improvement efforts, reduced labor cost/sales ratio, as well as sharp reduction in sales, general and administrative expenses. The ERD Division reduced operating loss through the growth of electric power sales and reduction of expenses needed for facility adjustment. As a result, ordinary loss for the entire Group decreased to 182 million yen (from 1,826 million yen during the same period in the previous year), and net loss decreased to 219 million yen (from 2,231 million yen during the same period in the previous year). We succeeded in sharply reducing the deficit level as projected at the beginning of the year.

Earnings of individual divisions:

Home Sanitation Division

The HS Division focused on increasing contact opportunities with customers, promoting close communication during sales activities. It also strengthened the ability of sales representatives to respond to customers' requests and to develop new markets. As a result, sales decrease was minimized at 2.5% to 7,410 million yen from the same period of the previous year, despite the reduction in the number of sales representatives.

Operating profit increased to 1,354 million yen (from 135 million yen during the same period in the previous year) mainly due to sharp reduction of labor and other costs, with per capita sales improved remarkably, and streamlining efforts to improve operation profitability, such as consolidation and closing of sales offices, implemented in March and April 2004, in addition to other cost reduction measures. The ratio of operating profit to sales improved significantly to 18.3% (compared with 1.8% in the same period of the previous year).

Establishment Sanitation Division

In accordance with its policy of focusing on the pursuit of profitability, the ES Division implemented consolidation and closing of 14 sales offices in April and May, to promote operation streamlining. On the other hand, it also made serious efforts to improve its marketing productivity. Sales revenues from Care & Maintenance of Building, Repair of Building Water-works business targeted at buildings and apartment houses increased, while sales revenues from Water Activator Installation business and Waterproofing of Building business decreased. As a result, sales by the entire ES Division decreased 9.4% to 1,820 million yen from the same period of the previous year. However, the ES Division achieved remarkable improvement in profitability of its operation by implementing quality review of sales representatives to increase per capita sales and reduce the labor costs/sales ratio. Fixed costs were also reduced by consolidating and closing certain sales offices, and other measures. Consequently, operating profit of 115 million yen was recorded during the current first quarter (compared with an operating loss of 20 million yen during the same period in the previous year).

Environmental Resources Development Division

The ERD Division strove for stepwise increase of both power production and power sales volumes in the Sanix Energy Tomakomai Power Plant. Revenues from power-sales increased greatly from the same period of the previous year. Revenues from the waste plastic processing business also increased 16.0% from the same period of the previous year, because greater volumes of waste plastic were processed into fuel for power generation at our plastic recycling plants. Revenues from the organic liquid waste processing business at Hibiki Plant (Kitakyushu, Fukuoka) increased 16.4% from the same period of the previous year. As a result, sales by the entire ERD Division increased 23.5% to 2,516 million yen from the same period of the previous year.

The Division reduced the level of its operating loss to 791 million yen in the current first quarter (compared with operating loss of 1,170 million yen in the same period of the previous year), which was mainly due to significant sales growth in the power generation and other businesses, and reduction of costs related to facility adjustment in the Tomakomai Plant, which had been a big burden during the previous year.

Consolidated Financial Conditions

Total assets at the end of the first quarter ended June 30, 2004 amounted to 54,430 million yen, 814 million yen less than the previous year-end, due to the recognition of depreciation expenses. Total liability reached 23,654 million yen, 213 million yen less than the previous year-end. The major factor in the decrease was a decrease in Interest-bearing liabilities. Shareholders' equity totaled 30,776 million yen, 600 million yen less in contrast with the previous year-end, due to appropriation of the surplus and the net loss posted this first quarter.

Consequently, shareholders' equity ratio came to 56.5% (previous year-end: 56.8%), and there is no serious change in consolidated financial conditions.

Consolidated cash flow

As of June 30, 2004, cash and cash equivalents totaled 1,698 million yen on a consolidated basis, an increase of 218 million yen from the previous year-end, supported mainly by the improved operating cash flow resulting from the increased net income.

Net cash provided from operating activities amounted to 600 million yen, an increase of 545 million yen from the same period last year. Main factors contributing to this increase were: enhanced marketing productivity on which we have been tackled from

the second half of the previous year, improved profitability achieved through cost reduction efforts and sharp reduction of net loss before taxes and minority interest, compared with the same period in the previous year. Net cash provided from investing activities amounted to 164 million yen, (an increase from the same period last year, in which net cash of 28 million yen was used). This increase was mainly because expenditures used for acquisition of tangible fixed assets decreased in the ERD and other divisions, compared with the same period in the previous year. Net cash used for financing activities was 545 million yen, (a decrease from the same period last year, in which net cash of 80 million yen was provided). This decrease primarily resulted from repayment of debts.

Forecast of Operation Results

With enforcement of the revised Specific Commercial Transactions Law in November 2004, aiming at the strengthening of consumer protection, it is expected that consumers will become severer in selecting service providers. Under such circumstances, the Company believes that it should focus more on customer-oriented marketing and improve its ability to satisfy customer needs.

The HS Division and the ES Division, as leaders in the environmental sanitation industry, continued a marketing approach closely connected to the community. They also promoted enhancement of employees' ethics, so as to become a reliable company for consumers.

In the ERD Division, the Tomakomai Power Plant in July 2004 underwent the first regular maintenance since its completion, so the Plant is ready for continuous full-scale operation in August. With the power plant proceeding to the phase of stable and continuous operation at high efficiency, and with continuation of sales expansion in the waste plastic processing business, we believe that the profitability of the entire Division will improve.

Although sales increased only slightly from the same period last year, Company profit status improved greatly during this first quarter; net profit was recorded in May and June as a result of the significant lowering of the break-even point. Although some unpredictability remains regarding sales recovery, the Company will strive to further improve its operational results and record net profit on a semi-annual and annual basis, through ongoing productivity improvement and cost reduction in the HS and ES divisions, and through improvement in ERD Division profitability by full-scale operation of the Tomakomai Power Plant in and after the second quarter.

There is no change from initial projections for semi-annual and annual operational results publicly announced on May 12, 2004.

Consolidated Financial Statements

1. Consolidated Balance Sheet

(Thousands of Yen)

Assets:	As of June 30 FY2005	As of March 31 FY2004	Increase/Decrease Amount	Ratio %	As of June 30 FY2004
Current Assets:					
Cash and bank deposits	**1,746,185**	1,546,346	199,839		2,393,373
Notes and accounts receivable	**3,171,479**	3,095,980	75,499		3,268,697
Inventories	**1,143,382**	1,249,360	(105,977)		1,356,278
Deferred tax assets	**19,663**	19,857	(194)		701,286
Other current assets	**450,868**	479,215	(28,346)		684,668
Allowance for doubtful accounts	**(64,781)**	(58,980)	(5,800)		(67,511)
Total Current Assets:	**6,466,798**	6,331,779	135,019	2.1	8,336,793
Fixed Assets:					
Tangible Fixed Assets:					
Buildings and structures	**10,424,327**	10,659,930	(235,602)		11,312,586
Machinery, equipment and vehicles	**15,423,735**	15,995,240	(571,504)		17,064,392
Land	**18,295,174**	18,295,174	—		18,276,505
Construction in progress	**8,704**	—	8,704		175,380
Other tangible fixed assets	**228,933**	233,512	(4,579)		259,017
Total Tangible Fixed Assets:	**44,380,876**	45,183,858	(802,982)	(1.8)	47,087,883
Intangible Fixed Assets:					
Total Intangible Fixed Assets:	**82,999**	83,254	(255)	(0.3)	84,271
Investments and Other Assets:					
Investments in securities	**1,086,466**	1,184,712	(98,246)		1,229,886
Deposits and guaranty	**1,716,402**	1,826,746	(110,343)		1,981,809
Deferred tax assets	**10,979**	10,379	600		946,600
Other	**1,168,879**	1,107,108	61,771		1,104,922
Allowance for bad loans	**(482,509)**	(482,509)	—		(464,858)
Total Investments and Other Assets:	**3,500,219**	3,646,437	(146,218)	(4.0)	4,798,360
Total Fixed Assets:	**47,964,094**	48,913,551	(949,456)	(1.9)	51,970,514
Total Assets:	**54,430,893**	55,245,330	(814,436)	(1.5)	60,307,308

(Thousands of Yen)

Liabilities and Shareholders' Equity:	As of June 30 FY2005	As of March 31 FY2004	Increase/Decrease Amount	Increase/Decrease Ratio %	As of June 30 FY2004
Current Liabilities:					
Notes and accounts payable	**1,049,043**	945,027	104,015		1,056,926
Short-term loans	**3,930,000**	3,380,000	550,000		8,880,000
Long-term loans payable in 1 year	**2,793,100**	2,835,990	(42,890)		1,569,730
Corporated bond payable in 1 year	**200,000**	200,000	—		—
Accrued expenses	**2,034,982**	1,372,481	662,501		2,612,701
Accrued income taxes	**94,334**	179,599	(85,265)		13,093
Consumption tax payable	**322,962**	522,792	(199,830)		221,674
Accrued bonuses	**5,831**	250,146	(244,314)		6,248
Allowance for resource-recycling expensess	**806,217**	869,782	(63,565)		1,166,898
Other current liabilities	**2,340,282**	2,548,728	(208,445)		2,525,416
Total Current Liabilities:	**13,576,754**	13,104,548	472,205	3.6	18,052,688
Non-Current Liabilities:					
Corporated Bond	**700,000**	700,000	—		—
Long-term debt	**7,045,900**	7,746,900	(701,000)		3,650,200
Deferred tax liabilities	**33,162**	22,314	10,847		623
Retirement benefit	**1,644,914**	1,640,544	4,370		1,676,662
Other non-current liabilities	**653,984**	653,984	—		734,578
Total Non-Current Liabilities:	**10,077,961**	10,763,743	(685,782)	(6.4)	6,062,064
Total Liabilities:	**23,654,715**	23,868,291	(213,576)	(0.9)	24,114,753
Minority Interest:					
Minority interest	—	—	—	—	—
Shareholders' Equity:					
Capital Fund	**12,533,820**	12,533,820	—	—	12,533,820
Additional paid-in capital	**15,853,954**	15,853,954	—	—	15,853,954
Accumulated earnings	**3,946,746**	4,563,507	(616,760)	(13.5)	9,431,690
Difference in valuation of other marketable securities	**49,809**	33,515	16,293	48.6	(19,850)
Less treasury stock at cost	**(1,608,152)**	(1,607,758)	(393)	0.0	(1,607,060)
Total Shareholders' Equity:	**30,776,178**	31,377,038	(600,859)	(1.9)	36,192,554
Total Liabilities, Minority Interests and Stockholders Equity:	**54,430,893**	55,245,330	(814,436)	(1.5)	60,307,308

2. Consolidated Statement of Income

(Thousands of Yen)

	First quarter from April 1 to June 30		Increase/Decrease		Fiscal year ended March 31
	FY2005	FY2004	Amount	Ratio %	FY2004
Net sales	**11,748,094**	11,649,235	98,859	0.8	43,987,214
Cost of sales	**5,906,258**	6,081,832	(175,574)	(2.9)	23,202,445
Gross profit	**5,841,836**	5,567,402	274,433	4.9	20,784,768
Selling, general and administrative expenses	**6,023,369**	7,432,419	(1,409,050)	(19.0)	25,483,694
Operating income(loss)	**(181,533)**	(1,865,017)	1,683,484	—	(4,698,926)
Non-operating income:					
Interest income	**2,428**	2,189	238		8,736
Dividend income	**3,623**	3,740	(116)		9,424
Rent Revenue	**69,234**	64,576	4,657		275,085
Other non-operating income	**20,937**	35,436	(14,499)		120,076
Total non-operating income	**96,223**	105,942	(9,718)	(9.2)	413,323
Non-operating expenses:					
Interest expenses	**64,334**	35,348	28,985		214,431
Bond issue expenses	**—**	—			26,000
Rent expense	**29,329**	30,756	(1,427)		123,048
Other non-operating expenses	**3,626**	1,007	2,618		12,596
Total non-operating expenses	**97,290**	67,112	30,177	45.0	376,076
Recurring profit (loss)	**(182,599)**	(1,826,187)	1,643,587	—	(4,661,679)
Extraordinary income:					
Gain on sale of fixed assets	**—**		—		4,617
Insurance money received	**253**	21,409	(21,155)		3,451
Gain on sale of investment securities	**53,643**	—	53,643		21,101
Total extraordinary income	**53,896**	21,409	32,487	151.7	29,169
Extraordinary losses:					
Loss on sale of property, plant and equipment	**—**	1,058	(1,058)		10,140
Loss on disposal of property, plant and equipment	**12,707**	7,366	5,341		25,173
Loss on cancellation of lease contract	**1,683**	1,964	(281)		7,455
Loss on casualty	**—**	21,506	(21,506)		—
Loss on sales of investments in securities	**—**	54,690	(54,690)		54,873
Loss on valuation of investments in securities	**—**	—	—		35,878
Loss on valuation of membership rights	**—**	—	—		19,780
Director's retirement allowance	**32,110**	—	32,110		6,090
Reorganization of offices expense		—	—		212,565
Total extraordinary losses	**46,501**	86,586	(40,085)	(46.3)	371,956
Income (loss) before income taxes	**(175,203)**	(1,891,364)	1,716,160	—	(5,004,466)
Corporate income, local and enterprise taxes	**44,313**	47,697	(3,384)	(7.1)	200,157
Adjustment on corporate tax, etc.	**(422)**	292,499	(292,921)	—	1,895,121
Net income (loss)	**(219,094)**	(2,231,561)	2,012,467	—	(7,099,745)

3. Consolidated Statement of Retained Earnings

(Thousands of Yen)

	First quarter from April 1 to June 30		Fiscal year ended March 31
	FY2005	FY2004	FY2004
(Additional paid-in capital)			
I. Additional paid-in capital at the beginning of the fiscal term	**15,853,954**	1,583,954	15,853,954
II. Additional paid-in capital at the end of the term	**15,853,954**	1,583,954	15,853,954
(Retained earnings)			
I. Retained earnings at the beginning of the fiscal term	**4,563,507**	12,060,428	12,060,428
II. Decrease in retained earnings			
Dividend	**397,165**	397,176	397,176
Directors' bonus	**500**	—	—
Net loss	**219,094**	2,231,561	7,099,745
III. Retained earnings at the end of the term	**3,946,746**	9,431,690	4,563,507

4. Consolidated Statement of Cash Flows

(Thousands of yen)

	First quarter from April 1 to June 30		Fiscal year ended March 31
	FY2005	FY2004	FY2004
Cash Flows from Operating Activities:			
Net loss before income taxes	**(175,203)**	(1,891,364)	(5,004,466)
Depreciation and amortization	**827,638**	933,521	3,876,642
Increase/decrease in allowance for retirement benefits	**4,370**	(13,431)	(49,550)
Decrease in allowance for recycling costs	**(63,565)**	(301,254)	(598,369)
Increase in allowance for doubtful accounts	**5,800**	22,512	14,352
Interest and dividend income	**(6,052)**	(5,929)	(18,161)
Interest expense	**64,334**	35,348	214,431
Bond issue expense	**-**	-	26,000
Payment on commision	**1,702**	4	4,904
Gain on sales of short-term investments in securities	**(53,643)**	-	(21,101)
Loss on sales of short-term investments in securities	**-**	54,690	54,873
Loss on valuation of short-term investments in securities	**-**	-	35,878
Loss on valuation of membership rights	**-**	-	19,780
Gain on sale of property, plant and equipment	**-**	-	(4,617)
Loss on sale of property, plant and equipment		1,058	10,140
Loss on disposal of property, plant and equipment	**12,707**	7,366	25,173
Loss on casualty	**-**	21,506	-
Loss on reorganazation of offices expense	**-**	-	212,565
Increase/decrease in notes and accounts receivable-trade	**(75,499)**	136,812	309,529
Increase/decrease in inventories	**105,977**	117,888	224,806
Increase/decrease in other current assets	**15,034**	510,233	314,764
Increase/decrease in notes and accounts payable-trade	**10,077**	316,300	204,402
Increase/decrease in consumption taxes payable	**(199,830)**	214,395	515,513
Increase/decrease in other current liabilities	**361,205**	246,888	(948,097)
Other	**(43,760)**	(254,364)	(207,006)
Net	**791,295**	152,182	(787,612)
Interest and dividend income received	**6,052**	6,387	17,715
Interest expense paid	**(67,105)**	(45,257)	(223,106)
Income taxes paid	**(129,578)**	(58,112)	(95,760)
Refunded corporate tax	**-**	-	441,138
Net cash provided by operating activities:	**600,664**	55,199	(647,624)
Cash Flows from Investing Activities:			
Increase/decrease in time deposits	**19,000**	(3,500)	(23,500)
Proceeds from sales of securities	**179,025**	243,960	395,250
Payment for purchases of securities	**-**	(296)	(30,845)
Proceeds from sale of property, plant and equipment	**-**	139	23,539
Payment for purchases of property, plant and equipment	**(123,560)**	(309,947)	(1,307,916)
Other	**89,662**	41,222	76,530
Net cash provided by investing activities:	**164,126**	(28,422)	(866,940)
Cash Flows from Financing Activities:			
Increase/decrease in short-term borrowings	**550,000**	(1,270,000)	(6,770,000)
Proceeds from long-term debt from banks	**9,000**	2,000,000	9,245,400
Repayment of long-term debts	**(752,890)**	(307,080)	(2,189,520)
Proceeds form issuance of corporate bond	**-**	-	970,239
Payment for redemption of corporate bond	**-**	-	(100,000)
Increase/decrease in treasury stock	**(393)**	(73)	(771)
Dividends paid	**(349,965)**	(341,858)	(398,905)
Other	**(1,702)**	(4)	(1,144)
Net cash provided by financing activities:	**(545,951)**	80,983	755,298
Effect of exchange rate changes on cash and cash equivalents	**0**	0	0
Net increase/decrease in cash and cash equivalents	**218,839**	107,760	(759,266)
Cash and cash equivalents at beginning of the fiscal term	**1,479,346**	2,238,612	2,238,612
Cash and cash equivalents at the end of the fiscal term	**1,698,185**	2,346,373	1,479,346

Significant Accounting Policies

Relating to Financial Statements

1.Matters Pertaining to Consolidation

Number of consolidated subsidiaries: 5 companies

Names of consolidated subsidiaries: SUNAIM INCORPORATED / Energy Development Institute Co., Ltd. / Sanix Energy Incorporated / Sanix Software Design Incorporated / EDI Incorporated

There are two non-consolidated subsidiaries, Qingdao Shan Yang Tai Chemical Resource Exploiture Co., Ltd. and Sanix Solution Incorporated. The Company acquired a majority of voting rights of these subsidiaries on its own account, but excluded them from the consolidation because their business size are small, and none of the total assets, sales, net income (the portion corresponding to the shareholding by the Company) and retained earnings (the portion corresponding to the shareholding by the Company) of these subsidiaries have any significant effect on the consolidated financial statements of the Company.

2.Matters Concerning the Application of Equity method Accounting

Qingdao Shan Yang Tai Chemical Resource Exploiture Co., Ltd. and Sanix Solution Inc. are non-consolidated subsidiaries not reported by the equity method. These subsidiaries were not reported by the equity method because their business size are small, and net income and retained earnings (the portion corresponding to the shareholding by the Company) of these subsidiaries have minor effect and little significance on the consolidated financial statements of the Company.

3.Matters Pertaining to the Settlement Dates of Consolidated Subsidiaries

The settlement dates of consolidated subsidiaries are the same as those of the parent company

4.Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for principal assets.

1) Short-term investments in securities:

Other marketable securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

2) Inventories:

Cost method computed by moving average method

(2) Depreciation methods for depreciable assets.

1) Tangible fixed assets: Fixed percentage on declining-balance method

2) Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

3) Long-term prepaid expenses: Straight-line method

(3) Accounting standards for allowances and reserves.

1) Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

2) Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

3) Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the consolidated first quarter, based on the projected amount of retirement allowance liabilities and pension assets at the end of the current consolidated accounting period. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next consolidated accounting period.

4) Allowance for recycling costs: Allowance for recycling costs is provided in preparation for payment of transportation and storage relating to recycling waste plastics for fuel.

(4) Accounting of major lease transactions

Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions.

(5) Hedging accounting

1) Method of hedging accounting: Interest rate swap arrangements were accounted for by the special treatment method of hedging accounting as they satisfy the requirements for the special treatment.

2) Hedging arrangements and transactions to be hedged

Hedging arrangement: Interest rate swap contracts

Transactions to be hedged: Interest on borrowings

3) Hedging policy: The Company concludes interest rate swap contracts for the purpose of hedging the risk of floating of interest rates of borrowings. Transactions to be hedged by an interest rate swap contract are specified for each contract.

4) Assessment of validity of hedging arrangements: The Company concludes only interest rate swap contracts that satisfy all of the following conditions, in accordance with its risk management policy

(6) Other significant policies used in these consolidated financial statements.

Accounting treatment of consumption tax: Excluding tax method

5. Valuation Method of Assets and Liabilities of Consolidated Subsidiaries

All assets and liabilities of consolidated subsidiaries are valued at their market price.

6. Cash and Cash Equivalents on Consolidated Statements of Cash Flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, savings which can be withdrawn as required, and short-term investments which are easily converted into cash, having low risk of changing value, and which will be redeemed within 3 months from the acquisition date.

Notes to Consolidated Financial Statement

	First quarter from April 1 to June 30		Fiscal year ended March 31
	FY2005	FY2004	FY2004
Total accumulated depreciation for tangible fixed assets (Thousands of ye	**13,858,934**	10,231,784	13,061,669
Number of shares of treasury stock (Shares)	**1,204,654**	1,203,234	1,204,154

(Notes to consolidated statement of cash flows)

Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets.

(Thousands of Yen)

	First quarter from April 1 to June 30		Fiscal year ended March 31
	FY2005	FY2004	FY2004
Cash and bank deposits	**1,746,185**	2,393,373	1,546,346
Time deposits exceeding 3 months	**(48,000)**	(47,000)	(67,000)
Cash and cash equivalents	**1,698,185**	2,346,373	1,479,346

Segment Information

1. Segment Information by type of business

Current first quarter (From April 1, 2004 to June 30, 2004) (Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss						
Sales:						
(1)Sales to customers	7,410,762	1,820,755	2,516,576	11,748,094	-	11,748,094
(2)Internal sales among segments and transfer accounts	-	-	191	191	(191)	-
Total	7,410,762	1,820,755	2,516,768	11,748,285	(191)	11,748,094
Operating expenses	6,056,356	1,705,069	3,308,633	11,070,059	859,568	11,929,627
Operating income(loss)	1,354,405	115,685	(791,865)	678,226	(859,759)	(181,533)

Previous first quarter (From April 1, 2003 to June 30, 2003) (Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss						
Sales:						
(1)Sales to customers	7,602,376	2,009,758	2,037,100	11,649,235	-	11,649,235
(2)Internal sales among segments and transfer accounts	-	-	213	213	(213)	-
Total	7,602,376	2,009,758	2,037,313	11,649,448	(213)	11,649,235
Operating expenses	7,466,580	2,029,867	3,207,963	12,704,411	809,841	13,514,252
Operating income(loss)	135,796	(20,109)	(1,170,649)	(1,054,962)	(810,054)	(1,865,017)

Previous fiscal year (From April 1, 2003 to March 31, 2004) (Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss						
Sales:						
(1)Sales to customers	28,059,205	7,191,111	8,736,896	43,987,214	-	43,987,214
(2)Internal sales among segments and transfer accounts	-	-	768	768	(768)	-
Total	28,059,205	7,191,111	8,737,664	43,987,982	(768)	43,987,214
Operating expenses	24,966,187	7,447,837	12,784,441	45,198,466	3,487,674	48,686,140
Operating income (loss)	3,093,017	(256,725)	(4,046,776)	(1,210,483)	3,488,442	(4,698,926)

Notes to segment information

1. Business divisions are those used for internal administrative purposes.

2. Principal services and products by business division

*HS Division: Home Reinforcement System, Termite Eradication Service, Under-Floor and Under-Roof Ventilation Systems

*ES Division: Fitting of water supply system for office and apartment buildings, maintenance services

*ERD Division : Waste plastic processing, incineration, waste organic liquid processing and power generation

3. Unabsorbed operating expenses listed under elimination or group is the administration cost of the general affairs department of the parent company.

Current first quarter .... ¥859,759 thousand

Previous first quarter .... ¥810,054 thousand

Previous fiscal year .... ¥3,488,442 thousand

2.Segment information by location

Current first quarter (April 1, 2004 to June 30, 2004)

The Company does not report segment information by location total sales and total assets in Japan were above 90% of total sales and assets of all segments.

Previous first quarter (April 1, 2003 to June 30, 2003)

The Company does not report segment information by location because the Company does not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan, nor did it have any in the prior consolidated accounting period.

Previous fiscal year (April 1, 2003 to March 31, 2004)

The Company does not report segment information by location total sales and total assets in Japan were above 90% of total sales and assets of all segments.

3.Foreign sales

The Company does not report foreign sales because foreign sales were less than 10% of consolidated sales in both the prior and current consolidated accounting periods.

Net Sales by Division

(Thousands of Yen)

	First quarter from April 1 to June 30		Changes	Fiscal year ended March 31
	FY2005	FY2004		FY2004
Termite Eradication Service	3,138,709	3,224,364	(85,655)	10,990,478
Under-Roof/Floor Ventilation System	2,416,116	2,389,934	26,181	9,014,949
Home Reinforcement System	841,447	939,617	(98,169)	4,063,597
Other	1,014,488	1,048,459	(33,970)	3,990,179
Home Sanitation Division Total:	7,410,762	7,602,376	(191,613)	28,059,205
Water activator installation	786,438	834,930	(48,491)	2,871,543
Repair of building water-works	353,935	319,825	34,110	1,320,638
Waterproofing of building	307,431	855,002	(174,621)	2,998,930
Other	372,949			
Establishment Sanitation Division Total:	1,820,755	2,009,758	(189,002)	7,191,111
Industrial Waste (Waste plastic processing)	1,200,822	1,035,364	165,457	4,245,211
Industrial waste (Incineration)	471,306	404,897	66,409	1,413,786
Generation of electricity	423,718	82,232	341,485	874,128
Industrial waste (Organic Waste Water Recycle)	239,241	341,449	(102,207)	1,448,769
Other	181,487	173,156	8,331	755,000
Environmental Resources Development Division Total:	2,516,576	2,037,100	479,476	8,736,896
Total Net Sales:	11,748,094	11,649,235	98,859	43,987,214

August 5, 2004

Non-Consolidated Financial Statements

For the first quarter ended June 30, 2004

SANIX INCORPORATED

Stock Listed: Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange

Code No.: 4651

URL: http://www.sanix.co.jp

Headquarters: 2-1-23, Hakataeki Higasi, Hakata-ku, Fukuoka 812-0013 JAPAN

TEL: 81-92-436-8870 / FAX: 81-92-436-8871

President and CEO Shin-ichi Munemasa

Contact: Kozo Inoue, Managing Director, Administration Department, Management and Planning Division

Use of simplified accounting methods: None

Change in accounting methods from recent fiscal years: None

Non-Consolidated Financial Highlights for the first quarter ended June 30, 2004

(April 1, 2004 to June 30, 2004)

(1) Non-Consolidated Operating Results

(Millions of Yen)

	First quarter from April 1 to June 30				Fiscal year ended March 31
	FY2005	**% change**	FY2004	% change	FY2004
Net Sales	**11,310**	**(2.2)**	11,567	(15.7)	43,091
Operating Income	**(122)**	**–**	(1,521)	–	(3,609)
Recurring Profit	**(331)**	**–**	(1,704)	–	(4,581)
Net Income	**(354)**	**–**	(2,092)	–	(7,281)
Net Income per Share(¥)	**(¥8.92)**	**–**	(¥52.69)	–	(¥183.32)
Net Income per Share, Diluted(¥)	**–**	**–**	–	–	–

Note: Percentages indicate the increase and decrease compared with the previous first quarter ended June 30, 2003.

(2) Non-Consolidated Financial Position

(Millions of Yen)

	As of June 30		As of March 31
	FY2005	FY2004	FY2004
Total Assets	**53,644**	60,049	54,483
Shareholders' Equity	**30,257**	36,128	30,993
Shareholders' Equity Ratio (%)	**56.4%**	60.2%	56.9%
Shareholders' Equity per Share (¥)	**¥761.84**	¥909.64	¥780.36

(3) Forecasts for Non-Consolidated Business Results

For the fiscal year ending March 31, 2005

(Millions of Yen)

	First Half as of September 30	Full Year ending March 31
	FY2005	
Net Sales	23,160	44,720
Recurring Profit	80	850
Net Income	10	700
Net Income per Share(¥)	¥0.25	¥17.62

Note: Forecasts above are based on assumptions, prospects and plans as of the date of this document. Actual results may differ significantly from these forecasts, due to various factors affecting the Company's business performance, such as change in economical conditions.

There is no change from initial projections for semi-annual and annual operational results publicly announced on May 12, 2004.

Non-Consolidated Financial Statements

1.Non-Consolidated Balance Sheet

(Thousands of Yen)

Assets:	As of June 30 FY2005	As of March 31 FY2004	Increase/Decrease Amount	Increase/Decrease Ratio %	As of June 30 FY2004
Current Assets:					
Cash and bank deposits	**1,473,570**	1,234,067	239,503		2,181,815
Note receivable	**129,055**	123,820	5,235		124,311
Accounts receivable	**2,867,535**	2,817,515	50,020		3,112,054
Inventories	**947,680**	1,030,360	(82,679)		1,148,968
Deferred tax assets	—	—	—		684,890
Accrued refunded corporation tax	—	—	—		389,443
Other current assets	**331,528**	424,096	(92,568)		1,710,449
Allowance for doubtful accounts	**(66,300)**	(60,500)	(5,800)		(69,000)
Total Current Assets:	**5,683,071**	5,569,360	113,711	2.0	9,282,932
Fixed Assets:					
Tangible Fixed Assets:					
Buildings	**8,024,859**	8,199,981	(175,121)		8,615,194
Machinery and equipment	**15,376,603**	15,947,478	(570,874)		17,004,397
Land	**16,755,702**	16,755,702	—		16,754,517
Construction in progress	**8,704**	—	8,704		170,428
Other non-current assets	**2,597,459**	2,664,719	(67,260)		2,925,474
Total Tangible Fixed Assets:	**42,763,329**	43,567,881	(804,551)	(1.8)	45,470,011
Intangible Fixed Assets:					
Total Intangible Fixed Assets:	**81,174**	81,375	(200)	(0.2)	82,047
Investments and Other Assets:					
Investment in securities	**1,085,827**	1,184,112	(98,285)		1,229,351
Deposits and Guaranty	**1,702,101**	1,812,800	(110,698)		1,946,072
Long-term loans to affliated company	**1,500,000**	1,500,000	—		—
Deferred tax assets	—	—	—		946,600
Other	**1,311,958**	1,250,937	61,021		1,557,119
Allowance for bad loans	**(482,509)**	(482,509)	—		(464,858)
Total Investments and Other Assets:	**5,117,379**	5,265,341	(147,962)	(2.8)	5,214,285
Total Fixed Assets:	**47,961,884**	48,914,599	(952,714)	(1.9)	50,766,344
Total Assets:	**53,644,955**	54,483,959	(839,003)	(1.5)	60,049,276

(Thousands of Yen)

Liabilities and Shareholders' Equity:	As of June 30 FY2005	As of March 31 FY2004	Increase/Decrease Amount	Ratio %	As of June 30 FY2004
Current Liabilities:					
Notes payable	**517,513**	319,681	197,831		514,663
Accounts payable	**575,758**	537,598	38,159		630,620
Short-term loans	**3,700,000**	3,200,000	500,000		8,700,000
Long-term loans payable in 1 year	**2,754,400**	2,779,590	(25,190)		1,513,330
Corporate bond payable in 1 year	**200,000**	200,000	—		—
Amount in arrears	**2,004,160**	2,268,675	(264,514)		2,272,186
Accrued expenses	**2,000,747**	1,345,675	655,071		2,572,713
Income tax payable	**79,444**	153,246	(73,801)		—
Consumption tax payable	**316,408**	513,846	(197,438)		216,414
Accrued bonuses	—	234,530	(234,530)		—
Allowances for resource-recycling expenses	**806,217**	869,782	(63,565)		1,166,898
Other current liabilities	**368,482**	330,252	38,229		338,967
Total Current Liabilities:	**13,323,131**	12,752,878	570,252	4.5	17,925,794
Non-Current Liabilities:					
Corporate bond	**700,000**	700,000	—		—
Long-term debt	**7,045,900**	7,734,500	(688,600)		3,595,500
Retirement benefit	**1,631,316**	1,627,170	4,145		1,664,595
Allowance for retirement benefit	**33,162**	22,314	10,847		—
Other non-current liabilities	**653,984**	653,984	—		734,578
Total Non-Current Liabilities:	**10,064,362**	10,737,969	(673,607)	(6.3)	5,994,674
Total Liabilities:	**23,387,494**	23,490,848	(103,354)	(0.4)	23,920,468
Shareholders' Equity:					
Capital Fund	**12,533,820**	12,533,820	—	—	12,533,820
Additional paid-in capital					
Capital appropriation	**15,853,954**	15,853,954	—	—	15,853,954
Additional paid-in capital total	**15,853,954**	15,853,954	—	—	15,853,954
Accumulated earnings					
Earned surplus reserve	**395,279**	395,279	—	—	395,279
Unappropriated reserve	**1,500,000**	9,365,908	(7,865,908)	(84.0)	9,365,908
Unappropriated income for the current year	**1,532,816**	(5,581,566)	7,114,382	—	(393,239)
Accumulated earnings total	**3,428,095**	4,179,622	(751,526)	(18.0)	9,367,949
Difference in valuation of other marketable securities	**49,743**	33,472	16,270	48.6	(19,855)
Less treasury stock at cost	**(1,608,152)**	(1,607,758)	(393)	0.0	(1,607,060)

2. Non-Consolidated Statement of Income

(Thousands of Yen)

	First quarter from April 1 to June 30		Increase/Decrease		Fiscal year ended March 31
	FY2005	FY2004	Amount	Ratio %	FY2004
Net sales	**11,310,709**	11,567,053	(256,344)	(2.2)	43,091,560
Cost of sales	**5,512,055**	5,762,140	(250,085)	(4.3)	21,632,064
Gross profit	**5,798,653**	5,804,912	(6,258)	(0.1)	21,459,496
Selling, general and administrative expenses	**5,921,218**	7,326,433	(1,405,215)	(19.2)	25,068,794
Operating income(loss)	**(122,564)**	(1,521,521)	1,398,956	—	(3,609,298)
Non-operating income:					
Interest income	**2,422**	3,877	(1,454)		8,722
Dividend income	**27,613**	23,740	3,873		29,417
Insurance commission income	**2,858**	3,346	(488)		12,996
Rent Revenue	**204,670**	199,642	5,027		816,460
Other non-operating income	**21,234**	32,398	(11,164)		110,247
Total non-operating income	**258,799**	263,004	(4,205)	(1.6)	977,845
Non-operating expenses:					
Interest expenses	**63,172**	32,237	30,934		207,396
Bond issue expenses	—	—	—		26,000
Rent expense	**401,192**	413,000	(11,807)		1,704,173
Other non-operating expenses	**3,626**	907	2,718		12,496
Total non-operating expenses	**467,991**	446,145	21,845	4.9	1,950,066
Recurring profit(loss)	**(331,756)**	(1,704,661)	1,372,905	—	(4,581,519)
Extraordinary income:					
Gain on sale of fixed assets	—	—	—		4,617
Insurance payments received	**253**	21,409	(21,155)		3,451
Gain on sale of investment securities	**53,643**	—	53,643		21,101
Total extraordinary income	**53,896**	21,409	32,487	151.7	29,169
Extraordinary losses:					
Loss on disposal of property, plant and equipment	**12,707**	7,366	5,341		18,919
Loss on sales of property, plant and equipment	—	1,058	(1,058)		10,140
Loss on cancellation of lease contract	**1,683**	1,964	(281)		7,455
Loss on casualty	—	21,506	(21,506)		—
Loss on sale of investments in securities	—	54,690	(54,690)		54,873
Loss on valuation of investments in securities	—	—	—		35,878
Loss on valuation of affiliated company's stock	—	—	—		316,000
Loss on valuation of membership rights	—	—	—		19,780
Directors' retirement allowance	**32,110**	—	32,110		6,090
Reorganization of offices expense	—	—	—		212,565
Total extraordinary losses	**46,501**	86,586	(40,085)	(46.3)	681,703
Income(loss) before income taxes	**(324,360)**	(1,769,838)	1,445,478	—	(5,234,052)
Corporate income, local and enterprise taxes	**30,000**	35,000	(5,000)	(14.3)	142,000
Adjustment on corporate tax, etc	—	287,904	(287,904)	—	1,905,016
Net income(loss)	**(354,360)**	(2,092,742)	1,738,382	—	(7,281,069)

Significant Accounting Policies

Relating to Financial Statements

1.Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for securities.

1) Stock in subsidiaries: Cost method, cost being determined by the moving average method

2) Other marketable securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

(2) Appraisal standards and appraisal methods for inventories.

Commodity, products and products in process: Cost method computed by moving average method

Store goods: The latest purchase cost method

(3) Depreciation methods for depreciable assets.

1) Tangible fixed assets: Fixed percentage on declining-balance method

2) Intangible fixed assets: Straight-line method

3) Long-term prepaid expenses: Straight-line method

(4) Deferred assets:

Costs related to development and bond issue expenses are immediately expensed when the payment was made.

(5) Accounting standards for allowances and reserves.

1) Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

2) Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

3) Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the consolidated first quarter, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next consolidated accounting period.

4) Allowance for resource-recycling expenses: Allowance for resource-recycling expenses is provided in preparation for payment of transportation and storage relating to recycling waste plastics for fuel.

(6) Accounting treatment for lease transactions:

Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions.

(7) Hedging accounting

1) Method of hedging accounting: Interest rate swap arrangements were accounted for by the special treatment method of hedging accounting as they satisfy the requirements for the special treatment.

2) Hedging arrangements and transactions to be hedged

Hedging arrangement: Interest rate swap contracts

Transactions to be hedged: Interest on borrowings

3) Hedging policy: The Company concludes interest rate swap contracts for the purpose of hedging the risk of floating of interest rates of borrowings. Transactions to be hedged by an interest rate swap contract are specified for each contract.

4) Assessment of validity of hedging arrangements: The Company concludes only interest rate swap contracts that satisfy all of the conditions, in accordance with its risk management policy.

Supplement Information

1. Two-Year Summary

For the fiscal year ended March 31, 2005 (Consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	Apr. 1 to Jun. 30	Jul. 1 to Sep. 30	Oct. 1 to Dec. 31	Jan. 1 to Mar. 31
	FY2005			
Net sales	**11,748**	—	—	—
Gross profit	**5,841**	—	—	—
Operating income (loss)	**(181)**	—	—	—
Recurring profit (loss)	**(182)**	—	—	—
Income (loss) before income taxes	**(175)**	—	—	—
Net Income (loss)	**(219)**	—	—	—

For the fiscal year ended March 31, 2004 (Consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	Apr. 1 to Jun. 30	Jul. 1 to Sep. 30	Oct. 1 to Dec. 31	Jan. 1 to Mar. 31
	FY2004			
Net sales	11,649	11,886	11,015	9,436
Gross profit	5,567	5,686	5,356	4,174
Operating income	(1,865)	(1,220)	(361)	(1,251)
Recurring profit	(1,826)	(1,236)	(350)	(1,248)
Income before income taxes	(1,891)	(1,301)	(447)	(1,364)
Net Income	(2,231)	(1,262)	(789)	(2,816)

For the fiscal year ended March 31, 2005 (Non-consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	Apr. 1 to Jun. 30	Jul. 1 to Sep. 30	Oct. 1 to Dec. 31	Jan. 1 to Mar. 31
	FY2005			
Net sales	**11,310**	—	—	—
Gross profit	**5,798**	—	—	—
Operating income (loss)	**(122)**	—	—	—
Recurring profit (loss)	**(331)**	—	—	—
Income (loss) before income taxes	**(324)**	—	—	—
Net Income (loss)	**(354)**	—	—	—

For the fiscal year ended March 31, 2004 (Non-consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	Apr. 1 to Jun. 30	Jul. 1 to Sep. 30	Oct. 1 to Dec. 31	Jan. 1 to Mar. 31
	FY2004			
Net sales	11,567	11,771	10,753	8,999
Gross profit	5,804	5,852	5,398	4,403
Operating income	(1,521)	(945)	(237)	(904)
Recurring profit	(1,704)	(1,205)	(488)	(1,182)
Income before income taxes	(1,769)	(1,265)	(585)	(1,614)
Net Income	(2,092)	(1,213)	(910)	(3,064)

2.Segment Information by type of business

For the fiscal year ended March 31, 2005 (Thousands of Yen)

Home Sanitation Division	1st Quarter Apr. 1 to Jun. 30	2nd Quarter Jul. 1 to Sep. 30	3rd Quarter Oct. 1 to Dec. 31	4th Quarter Jan. 1 to Mar. 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	7,410,762	—	—	—
(2)Internal sales among segments and transfer accounts	—	—	—	—
Total	7,410,762	—	—	—
Operating expenses	6,056,356	—	—	—
Operating income(loss)	1,354,405	—	—	—

Establishnebt Sanitation Division	1st Quarter Apr. 1 to Jun. 30	2nd Quarter Jul. 1 to Sep. 30	3rd Quarter Oct. 1 to Dec. 31	4th Quarter Jan. 1 to Mar. 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	1,820,755	—	—	—
(2)Internal sales among segments and transfer accounts	—	—	—	—
Total	1,820,755	—	—	—
Operating expenses	1,705,069	—	—	—
Operating income(loss)	115,685	—	—	—

Environmental Resources Development Divisior	1st Quarter Apr. 1 to Jun. 30	2nd Quarter Jul. 1 to Sep. 30	3rd Quarter Oct. 1 to Dec. 31	4th Quarter Jan. 1 to Mar. 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	2,516,576	—	—	—
(2)Internal sales among segments and transfer accounts	191	—	—	—
Total	2,516,768	—	—	—
Operating expenses	3,308,633	—	—	—
Operating income(loss)	(791,865)	—	—	—

Elimination or Group	1st Quarter Apr. 1 to Jun. 30	2nd Quarter Jul. 1 to Sep. 30	3rd Quarter Oct. 1 to Dec. 31	4th Quarter Jan. 1 to Mar. 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	—	—	—	—
(2)Internal sales among segments and transfer accounts	(191)	—	—	—
Total	(191)	—	—	—
Operating expenses	859,568	—	—	—
Operating income(loss)	859,759	—	—	—

Consolidated	1st Quarter Apr. 1 to Jun. 30	2nd Quarter Jul. 1 to Sep. 30	3rd Quarter Oct. 1 to Dec. 31	4th Quarter Jan. 1 to Mar. 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	11,748,094	—	—	—
(2)Internal sales among segments and transfer accounts	—	—	—	—
Total	11,748,094	—	—	—
Operating expenses	11,929,627	—	—	—
Operating income(loss)	(181,533)	—	—	—

For the fiscal year ended March 31, 2003 (Thousands of Yen)

Home Sanitation Division	1st Quarter Apr. 1 to Jun. 30	2nd Quarter Jul. 1 to Sep. 30	3rd Quarter Oct. 1 to Dec. 31	4th Quarter Jan. 1 to Mar. 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	7,602,376	7,843,581	6,749,708	5,863,539
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	7,602,376	7,843,581	6,749,708	5,863,539
Operating expenses	7,466,580	6,828,588	5,606,000	5,065,018
Operating income(loss)	135,796	1,014,993	1,143,708	798,520

Establishnebt Sanitation Division	1st Quarter Apr. 1 to Jun. 30	2nd Quarter Jul. 1 to Sep. 30	3rd Quarter Oct. 1 to Dec. 31	4th Quarter Jan. 1 to Mar. 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	2,009,758	2,006,471	1,934,542	1,240,340
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	2,009,758	2,006,471	1,934,542	1,240,340
Operating expenses	2,029,867	2,148,370	1,907,451	1,362,147
Operating income(loss)	(20,109)	(141,898)	27,090	(121,807)

Environmental Resources Development Division	1st Quarter Apr. 1 to Jun. 30	2nd Quarter Jul. 1 to Sep. 30	3rd Quarter Oct. 1 to Dec. 31	4th Quarter Jan. 1 to Mar. 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	2,037,100	2,036,350	2,331,126	2,332,319
(2)Internal sales among segments and transfer accounts	213	188	185	181
Total	2,037,313	2,036,538	2,331,311	2,332,501
Operating expenses	3,207,963	3,154,377	3,063,580	3,358,519
Operating income(loss)	(1,170,649)	(1,117,839)	(732,268)	(1,026,018)

Elimination or Group	1st Quarter Apr. 1 to Jun. 30	2nd Quarter Jul. 1 to Sep. 30	3rd Quarter Oct. 1 to Dec. 31	4th Quarter Jan. 1 to Mar. 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	–	–	–	–
(2)Internal sales among segments and transfer accounts	(213)	(188)	(185)	(181)
Total	(213)	(188)	(185)	(181)
Operating expenses	809,841	975,370	800,147	902,315
Operating income(loss)	(810,054)	(975,558)	(800,332)	(902,497)

Consolidated	1st Quarter Apr. 1 to Jun. 30	2nd Quarter Jul. 1 to Sep. 30	3rd Quarter Oct. 1 to Dec. 31	4th Quarter Jan. 1 to Mar. 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	11,649,235	11,886,403	11,015,376	9,436,198
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	11,649,235	11,886,403	11,015,376	9,436,198
Operating expenses	13,514,252	13,106,706	11,377,178	10,688,002